Roxbury Capital Management, LLC

6001 Shady Oak Road

Minnetonka, MN  55343

March 24, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549-8626

Attn: Christina DiAngelo

RE:          The Roxbury Funds (the “Fund” or “Registrant”) 333-133691/811-21897

SEC Accounting Comments

Dear Ms. DiAngelo:

This letter responds to your comments conveyed by telephone in February 2010 to the undersigned.

Annual and Semi-Annual Shareholder Reports

1.             Comment:  The Management Discussion and Analysis section should focus on the period covered by the shareholder report.

Response:  Registrant will make the requested change in the next shareholder report.

2.             Comment:  Disclose the applicable date for the portfolio data information in the charts.

Response:  Registrant will make the requested change in the next shareholder report.

3.             Comment:  The performance graph should begin with the minimum initial investment of the Fund which currently is $100,000.

Response:  Registrant will make the requested change in the next shareholder report.

4.             Comment:  On page 12, revise the Expense Example footnote to replace “half-year” with the number of days in the most recent half year.

Response:  Registrant will make the requested change in the next shareholder report.

5.             Comment:  Disclose that the redemption price will vary based on time held on page 13.

Response:  Registrant will revise the disclosure in the next shareholder report.

6.             Comment:  Revise the first note to the financials on page 18 to disclose the Fund’s diversification policy.

Response:  Registrant will make the requested change in the next shareholder report.

7.             Comment:  The Small-Cap Growth Fund has two series identifiers when it should have one.  Please correct.

Response:  Registrant will work with the Edgar filer office and Registrant’s printer to try to correct this matter.

8.             Comment:  When a Fund changes benchmarks, Registrant must also report the old benchmark’s performance in the line graph pursuant to Form N-1A, Item 27(b), Instruction 7.

Response:  Registrant will comply with Form N-1A Item 27(b), Instruction 7 going forward.

9.             Comment: The Small-Cap Growth Fund disclosed a return of capital distribution during the year of $30,722 in the shareholder report.  Confirm that the Fund complied with Section 19(a) of the Investment Company Act of 1940.

Response:  Registrant was informed by its transfer agent that the $30,722 distribution was not a return of capital for tax purposes because the distribution was supported by excise earnings and profits.  Any similar distributions in the future will be more clearly disclosed.

N-PX and N-CSR FORMS

10.           Comment:  N-PX forms should be executed by the Fund’s Chief Executive Officer (“CEO”).

Response:  The Fund’s CEO will execute the signature page in future N-PX filings.

11.           Comment:  Registrant’s response to Form N-CSR annual item 4(e)(2) should be zero.

Response:  Registrant will specify what percentage, if any, of the accountant’s fees or services were approved pursuant to the waiver provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-K in the next applicable N-CSR filing.

*              *              *              *

In connection with responding to comments from the Securities and Exchange Commission, the Registrant acknowledges that: (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration.  I can be reached at 310-917-2856 with any questions you may have.

Very truly yours,

/s/ Lance Simpson

Lance Simpson